# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D. C. 20549**

————————

# FORM 8-K

————————

**CURRENT REPORT**

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

**Date of report (Date of earliest event reported):  August 22, 2013**

# ASHLAND INC.
**(Exact name of registrant as specified in its charter)**

Kentucky
(State or other jurisdiction of incorporation)

| 1-32532 | 20-0865835 |
|---|---|
| (Commission File Number) | (I.R.S. Employer Identification No.) |

**50 E. RiverCenter Boulevard
P.O. Box 391
Covington, Kentucky  41012-0391
Registrant's telephone number, including area code (859) 815-3333**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

<u>Item 7.01.  Regulation FD Disclosure</u>

On August 22, 2013, Ashland Inc. will include the information contained in exhibits 99.1-99.14, and graphic images thereof, on the "Investor Center" section of its website located at http://investor.ashland.com, or in employee communications.

Ashland is furnishing the information pursuant to the Securities and Exchange Commission's ("SEC") Regulation FD. The information contained in exhibits 99.1-99.14 is summary information concerning key metrics for Ashland's operating segments.  The information is intended to be considered in the context of Ashland's SEC filings and other public announcements that Ashland may make from time to time.

<u>Additional Information Regarding Ashland Specialty Ingredients</u>

During the month of July, Ashland experienced artificially low sales affecting the Ashland Specialty Ingredients ("ASI") commercial unit.  ASI's sales for the month of July totaled $175 million.  As indicated on the June quarter analyst conference call held on July 25, 2013, ASI sales for the month of July were anticipated to be below expectation due to certain issues arising from the implementation of the global Enterprise Resource Planning (ERP) system. Much of the issues have been related to shipments, and as of today, ASI continues to experience these challenges.  Ashland is working to resolve the issues as quickly as possible and expects to have the ERP system operating effectively by the end of September. ASI sales are expected to progressively improve in each of the months of August and September.

Additionally, guar sales within the Energy business have been lower than previously expected. As a result, management expects ASI's overall fourth quarter sales to be approximately 10% below the June 2013 quarter results.  As was the case in the June quarter, guar profitability has been very low, thus management does not expect these lower sales will have a materially negative effect on ASI's fourth quarter profitability.

By filing this report on Form 8-K, Ashland makes no admission as to the materiality of any information in this report. Ashland reserves the right to discontinue the availability of the data in the attached exhibits.

**Forward-Looking Statements**
This Current Report on Form 8-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Ashland has identified some of these forward-looking statements with words such as "anticipates," "believes," "expects," "estimates," "may," "will," "should" and "intends" and the negatives of these words or other comparable terminology. In addition, Ashland may from time to time make forward-looking statements in its filings with the Securities and Exchange Commission (SEC), news releases and other written and oral communications. These forward-looking statements are based on Ashland's expectations and assumptions, as of the date such

statements are made, regarding Ashland's future operating performance and financial condition, the economy and other future events or circumstances. Ashland's expectations and assumptions include, without limitation, internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, operating efficiencies and economic conditions (such as prices, supply and demand, cost of raw materials, and the ability to recover raw-material cost increases through price increases), and risks and uncertainties associated with the following: Ashland's substantial indebtedness (including the possibility that such indebtedness and related restrictive covenants may adversely affect Ashland's future cash flows, results of operations, financial condition and its ability to repay debt), the potential strategic transaction involving Ashland Water Technologies and the potential sale of the elastomers business (including, in each case, the possibility that a transaction may not occur or that, if a transaction does occur, Ashland may not realize the anticipated benefits from such transaction), Ashland's ability to generate sufficient cash to finance its stock repurchase plans, severe weather, natural disasters, and legal proceedings and claims (including environmental and asbestos matters). Various risks and uncertainties may cause actual results to differ materially from those stated, projected or implied by any forward-looking statements, including, without limitation, risks and uncertainties affecting Ashland that are described in its most recent Form 10-K (including Item 1A Risk Factors) filed with the SEC, which is available on Ashland's website at http://investor.ashland.com or on the SEC's website at www.sec.gov. Ashland believes its expectations and assumptions are reasonable, but there can be no assurance that the expectations reflected herein will be achieved. Ashland undertakes no obligation to subsequently update any forward-looking statements made in this Current Report on Form 8-K or otherwise except as required by securities or other applicable law.

Item 9.01.  Financial Statements and Exhibits

(d)      Exhibits

99.1      Website data concerning Ashland Specialty Ingredients' sales

99.2      Website data concerning Ashland Specialty Ingredients' gross profit

99.3      Website data concerning Ashland Specialty Ingredients' volume in metric tons

99.4      Website data concerning Ashland Water Technologies' sales

99.5      Website data concerning Ashland Water Technologies' gross profit

99.6      Website data concerning Ashland Water Technologies' average sales per shipping day

99.7      Website data concerning Ashland Performance Materials' sales

99.8      Website data concerning Ashland Performance Materials' gross profit

99.9      Website data concerning Ashland Performance Materials' volume in metric tons

99.10    Website data concerning Ashland Consumer Markets' sales

99.11    Website data concerning Ashland Consumer Markets' gross profit

99.12    Website data concerning Ashland Consumer Markets' lubricant sales gallons

99.13    Website data concerning Ashland Consumer Markets' premium lubricants % of branded volume

99.14    Website data concerning Valvoline Instant Oil Change's twelve month rolling average sales

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

|  | ASHLAND INC. |
|---|---|
|  | (Registrant) |

| August 22, 2013 | /s/ J. Kevin Willis |
|---|---|
|  | J. Kevin Willis |
|  | Senior Vice President and |
|  | Chief Financial Officer |

## EXHIBIT INDEX

| | |
|---|---|
| 99.1 | Website data concerning Ashland Specialty Ingredients' sales |
| 99.2 | Website data concerning Ashland Specialty Ingredients' gross profit |
| 99.3 | Website data concerning Ashland Specialty Ingredients' volume in metric tons |
| 99.4 | Website data concerning Ashland Water Technologies' sales |
| 99.5 | Website data concerning Ashland Water Technologies' gross profit |
| 99.6 | Website data concerning Ashland Water Technologies' average sales per shipping day |
| 99.7 | Website data concerning Ashland Performance Materials' sales |
| 99.8 | Website data concerning Ashland Performance Materials' gross profit |
| 99.9 | Website data concerning Ashland Performance Materials' volume in metric tons |
| 99.10 | Website data concerning Ashland Consumer Markets' sales |
| 99.11 | Website data concerning Ashland Consumer Markets' gross profit |
| 99.12 | Website data concerning Ashland Consumer Markets' lubricant sales gallons |
| 99.13 | Website data concerning Ashland Consumer Markets' premium lubricants % of branded volume |
| 99.14 | Website data concerning Valvoline Instant Oil Change's twelve month rolling average sales |

Exhibit 99.1
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Specialty Ingredients sales)

Monthly Sales ($ in millions)*

|  | **2009** | **2010** | **2011** | **2012** | **2013** |
|---|---|---|---|---|---|
| January | 60.1 | 74.9 | 76.3 | 215.8 | 243.2 |
| February | 72.3 | 67.7 | 81.4 | 236.3 | 203.2 |
| March | 90.5 | 97.5 | 112.2 | 270.9 | 235.5 |
| April | 65.6 | 56.1 | 86.8 | 252.9 | 224.3 |
| May | 74.8 | 78.9 | 100.8 | 280.3 | 240.8 |
| June | 92.3 | 91.9 | 115.8 | 259.9 | 251.4 |
| July | 67.2 | 68.6 | 94.0 | 251.3 | 174.7 |
| August | 79.1 | 77.7 | 106.6 | 226.8 | |
| September | 90.3 | 92.7 | 109.4 | 255.7 | |
| October | 67.2 | 68.2 | 206.0 | 202.4 | |
| November | 73.2 | 68.4 | 215.0 | 228.7 | |
| December | 69.1 | 79.2 | 206.9 | 190.6 | |

12 Month Rolling Average ($ in millions)*

|  | **2009** | **2010** | **2011** | **2012** | **2013** |
|---|---|---|---|---|---|
| January | 89.0 | 76.4 | 76.9 | 137.5 | 241.6 |
| February | 87.8 | 76.0 | 78.1 | 150.5 | 238.8 |
| March | 87.1 | 76.6 | 79.3 | 163.7 | 235.9 |
| April | 85.2 | 75.8 | 81.9 | 177.5 | 233.5 |
| May | 83.4 | 76.1 | 83.7 | 192.5 | 230.2 |
| June | 81.3 | 76.1 | 85.7 | 204.5 | 229.5 |
| July | 80.5 | 76.2 | 87.8 | 217.6 | 223.1 |
| August | 78.8 | 76.1 | 90.2 | 227.6 | |
| September | 77.0 | 76.3 | 91.6 | 239.8 | |
| October | 76.6 | 76.4 | 103.1 | 239.5 | |
| November | 76.0 | 76.0 | 115.3 | 240.7 | |
| December | 75.1 | 76.8 | 125.9 | 239.3 | |

*NOTE: All information presented subsequent to September 2011 includes activity related to ISP, which was acquired on August 23, 2011.


Exhibit 99.2
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Specialty Ingredients gross profit)


3 Month Rolling Average (%)*

|           | 2009 | 2010 | 2011 | 2012 | 2013 |
|-----------|------|------|------|------|------|
| January   | 29.7 | 29.4 | 34.9 | 32.0 | 32.0 |
| February  | 30.2 | 29.5 | 34.6 | 32.9 | 31.1 |
| March     | 31.1 | 34.0 | 35.4 | 33.5 | 30.5 |
| April     | 31.9 | 34.6 | 34.0 | 34.1 | 29.6 |
| May       | 32.1 | 34.4 | 34.1 | 35.0 | 29.0 |
| June      | 28.9 | 34.3 | 33.9 | 34.7 | 28.5 |
| July      | 29.5 | 33.8 | 33.9 | 35.8 | 29.2 |
| August    | 29.5 | 34.2 | 32.8 | 34.3 |      |
| September | 34.7 | 33.3 | 32.5 | 34.0 |      |
| October   | 34.8 | 32.5 | 35.0 | 31.8 |      |
| November  | 34.7 | 32.5 | 33.4 | 32.4 |      |
| December  | 29.5 | 32.8 | 33.4 | 32.5 |      |

12 Month Rolling Average (%)*

|           | 2009 | 2010 | 2011 | 2012 | 2013 |
|-----------|------|------|------|------|------|
| January   | 30.9 | 31.4 | 33.9 | 33.2 | 33.5 |
| February  | 31.0 | 31.5 | 33.9 | 33.2 | 33.3 |
| March     | 30.8 | 31.9 | 34.0 | 33.3 | 33.0 |
| April     | 30.9 | 32.1 | 33.8 | 33.6 | 32.4 |
| May       | 31.2 | 32.1 | 33.9 | 33.8 | 31.7 |
| June      | 30.3 | 33.2 | 33.9 | 33.7 | 31.3 |
| July      | 30.7 | 33.2 | 33.9 | 34.2 | 30.7 |
| August    | 31.0 | 33.2 | 33.5 | 34.0 |      |
| September | 31.2 | 32.9 | 33.7 | 33.9 |      |
| October   | 31.5 | 32.6 | 34.4 | 33.6 |      |
| November  | 31.6 | 32.7 | 33.7 | 33.7 |      |
| December  | 31.1 | 33.6 | 33.8 | 33.7 |      |

*NOTE: Information from December 2012 has been adjusted to exclude a loss of $31 million related to certain commoditized guar inventories, as well as income of $22 million related to the settlement of a business interruption insurance claim. Information from September 2011 and prior includes the pre-acquisition operations of ISP, which was acquired on August 23, 2011. In addition, information has been adjusted to exclude the impact of the inventory fair value adjustment charges related to purchase accounting for the ISP acquisition, which totaled $44 million.

Exhibit 99.3
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Specialty Ingredients volume in metric tons)

Metric Tons (in thousands)*

|  | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|
| January | 11.3 | 13.0 | 12.0 | 31.4 | 35.2 |
| February | 13.7 | 11.4 | 13.1 | 35.9 | 28.9 |
| March | 21.4 | 17.5 | 17.7 | 37.3 | 36.6 |
| April | 11.8 | 10.4 | 13.6 | 32.5 | 36.1 |
| May | 13.4 | 14.6 | 14.8 | 36.9 | 36.3 |
| June | 16.0 | 16.5 | 18.0 | 34.9 | 36.3 |
| July | 12.2 | 12.5 | 14.3 | 34.0 | 28.6 |
| August | 14.6 | 13.8 | 16.1 | 30.6 | |
| September | 15.2 | 16.5 | 16.5 | 32.0 | |
| October | 12.4 | 12.5 | 29.6 | 28.9 | |
| November | 12.8 | 11.8 | 30.8 | 33.2 | |
| December | 12.2 | 14.2 | 29.6 | 26.8 | |

12 Month Rolling Average (in thousands)*

|  | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|
| January | 16.7 | 14.1 | 13.6 | 20.5 | 33.2 |
| February | 16.4 | 13.9 | 13.8 | 22.4 | 32.6 |
| March | 16.7 | 13.6 | 13.8 | 24.0 | 32.5 |
| April | 16.3 | 13.4 | 14.1 | 25.6 | 32.8 |
| May | 15.9 | 13.5 | 14.1 | 27.4 | 32.8 |
| June | 15.4 | 13.6 | 14.2 | 28.8 | 32.9 |
| July | 15.2 | 13.6 | 14.4 | 30.5 | 32.5 |
| August | 14.9 | 13.5 | 14.6 | 31.7 | |
| September | 14.5 | 13.6 | 14.6 | 33.0 | |
| October | 14.4 | 13.6 | 16.0 | 32.9 | |
| November | 14.2 | 13.6 | 17.6 | 33.1 | |
| December | 13.9 | 13.7 | 18.8 | 32.9 | |

*NOTE:  All information presented subsequent to September 2011 includes activity related to ISP, which was acquired on August 23, 2011.

Exhibit 99.4
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Water Technologies sales)

Monthly Sales ($ in millions)

|           | 2009  | 2010  | 2011  | 2012  | 2013  |
|-----------|-------|-------|-------|-------|-------|
| January   | 147.3 | 146.4 | 151.9 | 140.4 | 149.1 |
| February  | 144.1 | 142.1 | 148.1 | 138.1 | 133.0 |
| March     | 141.3 | 160.2 | 170.8 | 149.0 | 142.1 |
| April     | 145.8 | 128.5 | 157.0 | 142.6 | 145.9 |
| May       | 141.5 | 142.9 | 163.0 | 145.0 | 147.1 |
| June      | 148.8 | 159.6 | 169.6 | 138.9 | 142.2 |
| July      | 159.7 | 152.6 | 159.6 | 144.0 | 150.1 |
| August    | 151.3 | 149.5 | 168.7 | 148.6 |       |
| September | 153.6 | 160.2 | 162.5 | 138.9 |       |
| October   | 148.2 | 143.7 | 149.0 | 145.0 |       |
| November  | 150.3 | 152.7 | 153.7 | 140.7 |       |
| December  | 144.8 | 154.3 | 145.8 | 135.7 |       |

12 Month Rolling Average ($ in millions)

|           | 2009  | 2010  | 2011  | 2012  | 2013  |
|-----------|-------|-------|-------|-------|-------|
| January   | 89.9  | 148.1 | 149.9 | 157.3 | 143.0 |
| February  | 96.0  | 147.9 | 150.4 | 156.5 | 142.5 |
| March     | 101.8 | 149.4 | 151.2 | 154.7 | 142.0 |
| April     | 107.0 | 148.0 | 153.6 | 153.5 | 142.2 |
| May       | 112.4 | 148.1 | 155.3 | 152.0 | 142.4 |
| June      | 117.7 | 149.0 | 156.1 | 149.4 | 142.7 |
| July      | 124.2 | 148.4 | 156.7 | 148.1 | 143.2 |
| August    | 131.1 | 148.2 | 158.3 | 146.5 |       |
| September | 137.7 | 148.8 | 158.5 | 144.5 |       |
| October   | 144.2 | 148.4 | 159.0 | 144.2 |       |
| November  | 147.6 | 148.6 | 159.0 | 143.1 |       |
| December  | 148.1 | 149.4 | 158.3 | 142.2 |       |

Exhibit 99.5
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Water Technologies gross profit)

3 Month Rolling Average (%)

|           | 2009 | 2010 | 2011 | 2012 | 2013 |
|-----------|------|------|------|------|------|
| January   | 30.5 | 36.2 | 31.6 | 30.8 | 33.2 |
| February  | 31.6 | 35.9 | 30.5 | 31.3 | 33.2 |
| March     | 32.6 | 34.5 | 31.3 | 32.1 | 33.3 |
| April     | 34.6 | 35.0 | 30.8 | 32.6 | 33.3 |
| May       | 36.3 | 33.5 | 31.2 | 32.5 | 34.0 |
| June      | 34.7 | 33.7 | 29.7 | 32.1 | 33.9 |
| July      | 35.7 | 32.8 | 30.3 | 32.1 | 34.0 |
| August    | 34.8 | 32.8 | 30.7 | 31.7 |      |
| September | 36.7 | 31.7 | 30.5 | 31.8 |      |
| October   | 36.1 | 30.8 | 31.2 | 32.1 |      |
| November  | 36.0 | 31.2 | 30.3 | 32.9 |      |
| December  | 36.6 | 31.6 | 30.8 | 33.3 |      |

12 Month Rolling Average (%)

|           | 2009 | 2010 | 2011 | 2012 | 2013 |
|-----------|------|------|------|------|------|
| January   | 34.0 | 35.6 | 32.5 | 30.7 | 32.4 |
| February  | 33.1 | 35.8 | 32.0 | 31.0 | 32.6 |
| March     | 33.0 | 35.6 | 32.0 | 30.8 | 32.6 |
| April     | 33.0 | 35.7 | 31.5 | 31.1 | 32.6 |
| May       | 33.2 | 35.1 | 31.4 | 31.2 | 32.9 |
| June      | 32.7 | 35.4 | 31.0 | 31.4 | 33.1 |
| July      | 33.2 | 35.0 | 30.9 | 31.5 | 33.1 |
| August    | 33.3 | 34.6 | 30.9 | 31.5 |      |
| September | 33.9 | 34.1 | 30.8 | 31.7 |      |
| October   | 33.9 | 33.7 | 30.9 | 31.9 |      |
| November  | 34.7 | 33.4 | 30.8 | 32.1 |      |
| December  | 35.2 | 32.8 | 30.7 | 32.3 |      |

Exhibit 99.6
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Water Technologies average sales per shipping day)

Average Sales per Shipping Day ($ in millions)

|           | **2009** | **2010** | **2011** | **2012** | **2013** |
|-----------|----------|----------|----------|----------|----------|
| January   | 7.014    | 7.320    | 7.599    | 6.687    | 6.778    |
| February  | 7.206    | 7.106    | 7.403    | 6.579    | 6.649    |
| March     | 6.422    | 6.967    | 7.425    | 6.772    | 6.768    |
| April     | 6.945    | 6.121    | 7.476    | 6.787    | 6.632    |
| May       | 7.075    | 7.146    | 7.763    | 6.594    | 6.687    |
| June      | 6.959    | 7.255    | 7.710    | 6.611    | 7.108    |
| July      | 7.260    | 7.266    | 7.983    | 6.860    | 6.823    |
| August    | 7.203    | 6.794    | 7.334    | 6.458    |          |
| September | 7.314    | 7.630    | 7.737    | 7.309    |          |
| October   | 6.737    | 6.843    | 7.097    | 6.305    |          |
| November  | 7.911    | 7.633    | 7.683    | 7.033    |          |
| December  | 6.895    | 7.347    | 7.397    | 7.142    |          |

Exhibit 99.7
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Performance Materials sales)

Monthly Sales ($ in millions)*

| | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|
| January | 92.5 | 98.0 | 104.3 | 129.8 | 126.0 |
| February | 80.8 | 97.1 | 102.2 | 130.7 | 118.9 |
| March | 85.7 | 109.1 | 118.3 | 147.8 | 128.3 |
| April | 83.3 | 118.8 | 114.4 | 128.9 | 132.3 |
| May | 80.5 | 114.4 | 120.4 | 140.3 | 135.8 |
| June | 91.8 | 123.3 | 116.8 | 135.2 | 126.5 |
| July | 89.3 | 113.1 | 106.6 | 119.6 | 123.8 |
| August | 80.3 | 111.7 | 109.0 | 130.0 | |
| September | 98.1 | 128.5 | 107.6 | 119.3 | |
| October | 99.1 | 117.3 | 136.7 | 129.4 | |
| November | 93.2 | 121.5 | 128.9 | 117.0 | |
| December | 79.0 | 86.7 | 112.7 | 99.0 | |

12 Month Rolling Average ($ in millions)*

| | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|
| January | 127.8 | 88.3 | 112.2 | 117.1 | 126.9 |
| February | 123.2 | 89.6 | 112.6 | 119.3 | 126.0 |
| March | 119.6 | 91.6 | 113.3 | 122.0 | 124.3 |
| April | 114.5 | 94.5 | 113.0 | 123.0 | 124.6 |
| May | 109.4 | 97.4 | 113.5 | 124.7 | 124.2 |
| June | 105.5 | 100.0 | 112.9 | 126.2 | 123.5 |
| July | 100.3 | 102.0 | 112.4 | 127.3 | 123.9 |
| August | 96.0 | 104.6 | 112.2 | 129.0 | |
| September | 92.2 | 107.1 | 110.4 | 130.0 | |
| October | 88.8 | 108.6 | 112.0 | 129.4 | |
| November | 87.8 | 111.0 | 112.7 | 128.4 | |
| December | 87.8 | 111.6 | 114.8 | 127.3 | |

*NOTE: On November 30, 2010, the Casting Solutions business was contributed into an expanded joint venture with Süd-Chemie and is no longer reflected in these numbers from December 2010 moving forward. All information presented subsequent to September 2011 includes activity related to ISP's Elastomers business that was acquired on August 23, 2011.

Exhibit 99.8
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Performance Materials gross profit)

3 Month Rolling Average (%)*

|           | 2009 | 2010 | 2011 | 2012 | 2013 |
|-----------|------|------|------|------|------|
| January   | 17.1 | 16.5 | 13.0 | 16.5 | 14.5 |
| February  | 17.9 | 16.2 | 10.9 | 14.3 | 14.0 |
| March     | 19.5 | 16.5 | 12.0 | 14.6 | 14.6 |
| April     | 19.0 | 16.8 | 12.8 | 15.0 | 16.0 |
| May       | 18.0 | 16.6 | 13.7 | 16.9 | 18.2 |
| June      | 16.9 | 16.7 | 13.0 | 18.1 | 18.7 |
| July      | 17.4 | 16.9 | 13.0 | 19.2 | 18.3 |
| August    | 17.0 | 17.9 | 12.4 | 17.8 |      |
| September | 16.0 | 12.8 | 12.4 | 14.3 |      |
| October   | 16.7 | 12.6 | 15.4 | 13.6 |      |
| November  | 17.8 | 11.5 | 18.5 | 12.9 |      |
| December  | 18.4 | 14.6 | 19.2 | 15.6 |      |

12 Month Rolling Average (%)*

|           | 2009 | 2010 | 2011 | 2012 | 2013 |
|-----------|------|------|------|------|------|
| January   | 16.6 | 17.4 | 14.8 | 14.6 | 15.6 |
| February  | 16.5 | 17.2 | 14.3 | 14.8 | 15.5 |
| March     | 16.6 | 16.9 | 14.1 | 15.0 | 15.6 |
| April     | 16.5 | 16.9 | 13.9 | 15.1 | 15.9 |
| May       | 16.3 | 16.9 | 13.6 | 15.8 | 15.9 |
| June      | 16.4 | 16.9 | 13.1 | 16.2 | 15.8 |
| July      | 16.8 | 16.8 | 12.8 | 16.7 | 15.7 |
| August    | 17.1 | 17.1 | 12.2 | 17.0 |      |
| September | 17.0 | 16.0 | 13.1 | 16.6 |      |
| October   | 17.5 | 15.6 | 13.7 | 16.1 |      |
| November  | 17.7 | 15.4 | 14.1 | 15.7 |      |
| December  | 17.7 | 15.1 | 14.4 | 15.6 |      |

*NOTE: Information from June 2013 has been adjusted to exclude a $17 million charge related to a lower of cost or market adjustment within the Elastomers line of business. On November 30, 2010, the Casting Solutions business was contributed into an expanded joint venture with Süd-Chemie and is no longer reflected in these numbers from December 2010 moving forward. All information presented subsequent to September 2011 includes activity related to ISP's Elastomers business that was acquired on August 23, 2011.

Exhibit 99.9
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Performance Materials volume in metric tons)

Metric Tons (in thousands)*

|  | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|
| January | 37.0 | 40.3 | 41.6 | 45.6 | 44.2 |
| February | 33.3 | 40.3 | 38.5 | 45.5 | 42.2 |
| March | 34.5 | 44.6 | 45.1 | 49.4 | 45.1 |
| April | 34.4 | 47.9 | 42.2 | 41.1 | 45.9 |
| May | 34.8 | 46.6 | 43.7 | 46.1 | 47.3 |
| June | 39.4 | 49.5 | 43.0 | 46.2 | 44.7 |
| July | 37.6 | 44.2 | 38.0 | 42.3 | 43.8 |
| August | 33.5 | 43.5 | 39.0 | 47.1 | |
| September | 40.7 | 51.1 | 38.3 | 43.2 | |
| October | 40.1 | 44.5 | 47.2 | 46.6 | |
| November | 37.9 | 45.5 | 46.6 | 42.0 | |
| December | 33.4 | 34.4 | 43.6 | 36.0 | |

12 Month Rolling Average (in thousands)*

|  | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|
| January | 45.1 | 36.7 | 44.5 | 42.6 | 44.1 |
| February | 44.0 | 37.2 | 44.3 | 43.1 | 43.9 |
| March | 43.1 | 38.1 | 44.4 | 43.5 | 43.5 |
| April | 42.1 | 39.2 | 43.9 | 43.4 | 43.9 |
| May | 41.1 | 40.2 | 43.7 | 43.6 | 44.0 |
| June | 40.4 | 41.0 | 43.1 | 43.9 | 43.9 |
| July | 39.0 | 41.6 | 42.6 | 44.2 | 44.0 |
| August | 38.0 | 42.4 | 42.2 | 44.9 | |
| September | 37.1 | 43.3 | 41.2 | 45.3 | |
| October | 36.3 | 43.6 | 41.4 | 45.3 | |
| November | 36.1 | 44.3 | 41.5 | 44.9 | |
| December | 36.4 | 44.4 | 42.2 | 44.3 | |

*NOTE:  On November 30, 2010, the Casting Solutions business was contributed into an expanded joint venture with Süd-Chemie and is no longer reflected in these numbers from December 2010 moving forward.  All information presented subsequent to September 2011 includes activity related to ISP's Elastomers business that was acquired on August 23, 2011.

Exhibit 99.10
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Consumer Markets sales)

Monthly Sales ($ in millions)

|  | **2009** | **2010** | **2011** | **2012** | **2013** |
|---|---|---|---|---|---|
| January | 128.6 | 129.0 | 146.2 | 166.5 | 165.8 |
| February | 127.3 | 133.9 | 139.3 | 170.2 | 165.1 |
| March | 151.6 | 167.3 | 206.0 | 183.5 | 163.3 |
| April | 144.4 | 151.3 | 179.2 | 182.5 | 173.6 |
| May | 133.9 | 155.4 | 158.7 | 173.9 | 184.1 |
| June | 162.6 | 156.5 | 184.3 | 160.1 | 154.9 |
| July | 145.6 | 148.2 | 168.9 | 169.8 | 173.1 |
| August | 141.8 | 159.2 | 183.7 | 182.1 | |
| September | 126.7 | 154.0 | 164.3 | 170.3 | |
| October | 144.2 | 151.5 | 159.3 | 178.7 | |
| November | 124.8 | 144.2 | 159.6 | 159.5 | |
| December | 131.2 | 144.8 | 156.2 | 142.6 | |

12 Month Rolling Average ($ in millions)

|  | **2009** | **2010** | **2011** | **2012** | **2013** |
|---|---|---|---|---|---|
| January | 138.5 | 138.6 | 151.0 | 168.8 | 169.9 |
| February | 138.5 | 139.1 | 151.5 | 171.4 | 169.5 |
| March | 139.7 | 140.5 | 154.7 | 169.5 | 167.8 |
| April | 138.9 | 141.0 | 157.0 | 169.8 | 167.1 |
| May | 139.2 | 142.8 | 157.3 | 171.1 | 167.9 |
| June | 140.8 | 142.3 | 159.6 | 169.1 | 167.5 |
| July | 140.4 | 142.5 | 161.4 | 169.1 | 167.8 |
| August | 139.9 | 144.0 | 163.4 | 169.0 | |
| September | 137.5 | 146.3 | 164.3 | 169.5 | |
| October | 137.5 | 146.9 | 164.9 | 171.1 | |
| November | 138.0 | 148.5 | 166.2 | 171.1 | |
| December | 138.6 | 149.6 | 167.1 | 170.0 | |

Exhibit 99.11
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Consumer Markets gross profit)

3 Month Rolling Average (%)

|  | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|
| January | 23.6 | 33.1 | 29.6 | 25.9 | 30.3 |
| February | 29.1 | 32.4 | 29.0 | 26.0 | 30.7 |
| March | 32.2 | 33.0 | 29.3 | 26.4 | 31.9 |
| April | 36.5 | 32.8 | 29.4 | 26.3 | 32.3 |
| May | 36.2 | 33.8 | 28.1 | 26.8 | 32.5 |
| June | 37.5 | 32.4 | 26.6 | 26.8 | 32.4 |
| July | 37.2 | 31.3 | 25.2 | 27.2 | 32.7 |
| August | 36.8 | 29.9 | 25.3 | 27.6 | |
| September | 35.5 | 28.9 | 23.0 | 29.7 | |
| October | 34.4 | 29.8 | 23.4 | 30.5 | |
| November | 33.6 | 30.0 | 23.7 | 31.3 | |
| December | 33.9 | 30.9 | 25.3 | 30.1 | |

12 Month Rolling Average (%)

|  | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|
| January | 22.4 | 35.4 | 30.9 | 26.0 | 28.5 |
| February | 23.4 | 34.9 | 30.7 | 25.8 | 29.0 |
| March | 24.2 | 35.0 | 30.4 | 25.3 | 29.6 |
| April | 25.5 | 34.4 | 30.0 | 25.2 | 30.1 |
| May | 26.4 | 34.2 | 29.2 | 25.5 | 30.5 |
| June | 27.7 | 33.7 | 28.8 | 25.4 | 31.0 |
| July | 29.5 | 32.9 | 28.4 | 25.7 | 31.5 |
| August | 31.0 | 32.4 | 28.0 | 26.1 | |
| September | 32.0 | 32.0 | 27.3 | 27.1 | |
| October | 33.3 | 31.7 | 26.8 | 27.5 | |
| November | 34.1 | 31.5 | 26.5 | 27.9 | |
| December | 34.8 | 31.3 | 26.0 | 28.2 | |

Exhibit 99.12
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Consumer Markets lubricant sales gallons)

3 Month Rolling Average (in millions)

|           | 2009 | 2010 | 2011 | 2012 | 2013 |
|-----------|------|------|------|------|------|
| January   | 10.6 | 12.9 | 13.3 | 12.6 | 12.1 |
| February  | 11.2 | 13.3 | 13.1 | 12.8 | 12.5 |
| March     | 12.6 | 14.6 | 14.9 | 13.6 | 13.1 |
| April     | 13.7 | 15.3 | 15.7 | 14.0 | 13.4 |
| May       | 14.3 | 15.9 | 15.9 | 14.1 | 13.9 |
| June      | 15.2 | 15.4 | 14.8 | 13.6 | 13.8 |
| July      | 15.4 | 15.2 | 14.3 | 13.3 | 13.6 |
| August    | 15.7 | 15.2 | 14.7 | 13.4 |      |
| September | 14.1 | 14.7 | 13.8 | 13.5 |      |
| October   | 14.0 | 14.6 | 13.3 | 13.6 |      |
| November  | 13.2 | 13.8 | 12.6 | 13.0 |      |
| December  | 13.4 | 13.5 | 12.2 | 12.4 |      |

Exhibit 99.13
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Consumer Markets premium lubricants % of branded volume)

Premium Lubricants % of  Branded Volume

|           | 2009 | 2010 | 2011 | 2012 | 2013 |
|-----------|------|------|------|------|------|
| January   | 27.6 | 31.1 | 31.1 | 28.7 | 34.2 |
| February  | 27.6 | 28.8 | 31.9 | 30.8 | 34.9 |
| March     | 31.3 | 29.2 | 33.8 | 31.8 | 33.4 |
| April     | 27.7 | 30.7 | 33.7 | 31.8 | 34.3 |
| May       | 28.4 | 28.1 | 30.9 | 30.7 | 33.1 |
| June      | 30.4 | 31.5 | 32.0 | 29.8 | 33.4 |
| July      | 27.2 | 32.1 | 31.0 | 30.2 | 33.1 |
| August    | 27.4 | 30.5 | 29.5 | 31.1 |      |
| September | 26.7 | 28.8 | 29.9 | 30.0 |      |
| October   | 28.1 | 29.5 | 29.8 | 32.9 |      |
| November  | 26.4 | 31.1 | 29.2 | 32.8 |      |
| December  | 30.0 | 30.0 | 29.0 | 32.0 |      |

Exhibit 99.14
(Text of graph posted to Ashland Inc.'s website concerning
Valvoline Instant Oil Change twelve month rolling average sales)

Stores 2 Years and Older ($ in millions)

|  | **2009** | **2010** | **2011** | **2012** | **2013** |
|---|---|---|---|---|---|
| January | 13.2 | 13.9 | 15.1 | 15.6 | 16.4 |
| February | 13.3 | 13.9 | 15.2 | 15.7 | 16.3 |
| March | 13.4 | 14.0 | 15.2 | 15.8 | 16.4 |
| April | 13.4 | 14.1 | 15.2 | 15.8 | 16.4 |
| May | 13.5 | 14.2 | 15.2 | 15.9 | 16.5 |
| June | 13.5 | 14.3 | 15.3 | 16.0 | 16.4 |
| July | 13.6 | 14.5 | 15.3 | 16.0 | 16.5 |
| August | 13.6 | 14.6 | 15.3 | 16.0 | |
| September | 13.7 | 14.7 | 15.4 | 16.0 | |
| October | 13.9 | 14.9 | 15.5 | 16.2 | |
| November | 13.9 | 15.0 | 15.5 | 16.3 | |
| December | 13.9 | 15.1 | 15.5 | 16.3 | |